
December 11, 2013

Via E-mail
Mr. Tal Gilat
President and Chief Executive Officer
Inksure Technologies Inc.
18 East 16th Street, Suite 307
New York, New York 10003

> **Re: Inksure Technologies Inc.**
> **Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A**
> **Filed November 25, 2013**
> **File No. 000-24431**

Dear Mr. Gilat:

We have reviewed your filing and have the following comment.

<u>General</u>

1. We note your response to comment 1 in our letter dated November 18, 2013 and reissue the comment. For further guidance on the requirements to provide financial information when authorization is sought from stockholders for the disposition of substantially all assets see Division of Corporation Finance's July 2001 Interim Supplement to Publicly Available Telephone Interpretations, Section H6 as well as paragraphs 2120.2 and 3120.1 of the Division's Financial Reporting Manual, which are available on the Commission's web site.

You may contact Ernest Greene, Staff Accountant at (202) 551-3733 or, in his absence, John Cash, Accounting Branch Chief at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or, in her absence, Craig Slivka, Special Counsel at (202) 551-3729 with any other questions.

Sincerely,

/s/ Craig Slivka, for

Pamela Long
Assistant Director

Cc: <u>Via E-mail</u>
       Dadi Avner, CFO